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                                                                 Exhibit (a)(11)


           [Text of Communication to Employees, Sent January 12, 2003]

Re:  Option Exchange Program - Q&A Sessions and  Revised Documents

Just a quick reminder that the deadline to submit any forms indicating acceptance to the Option Exchange Program offer is this coming WEDNESDAY, JANUARY 15, AT 5:59 PM (EASTERN TIME).

We have held four well attended Q&A sessions on the subject and do not intend to hold any this week. That said, please write to optionquestions@register.com or contact any of the people listed on the Offer Document if you have any questions and we will get back to your promptly.

Thanks.

Jack Levy